               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 1)<F1>

                       CBES Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           124794 10 8
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 3, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 13 Pages

CUSIP No. 124797 10 8
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 97,200*<F2>
Shares         8.  Shared Voting
Beneficially       Power                              -0-
Owned by       9.  Sole Dispositive
Each Report-       Power                             97,200*<F2>
ing Person     10. Shared Dispositive
with               Power                              -0-
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  97,200*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.48%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                           Page 2 of 13 Pages

CUSIP No. 124794 10 8
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             92,700*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             92,700*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  92,700*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.48%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 97,200 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                           Page 3 of 13 Pages

          This is Amendment No. 1 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of CBES Bancorp, Inc., a Delaware corporation ("CBES"), as filing with the Securities and Exchange Commission on October 3, 1996.

          This Amendment No. 1 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of CBES, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)." Information contained in this Amendment No. 1 which comprises a part of this Statement as originally filed is identified below where applicable.

Item 1.   SECURITY AND ISSUER.

          The information set forth in Item 1 of the Statement is hereby amended and restated in its entirety to read as follows:

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of CBES Bancorp, Inc., a Delaware corporation ("CBES") with its principal executive offices located at 1001 North Jesse James Road, Excelsior Springs, Missouri 64024."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).




                        Page 4 of 13 Pages

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Pursuant to a stock subscription for Common Stock of CBES, Mr. Davis paid $100,000.00 for an aggregate of 10,000 shares of Common Stock. Additionally, Mr. Davis purchased an aggregate of 25,000 shares of Common Stock in private transactions for a total aggregate purchase price of $312,500.00, and an additional 47,500 for an aggregate purchase price of $600,625.00. All shares were purchased with personal funds of Mr. Davis."

          B. Item 3 of the Statement is hereby further supplemented by the addition of the following information:

          "Since filing the Statement, Mr. Davis paid an aggregate of $224,712.50 for an aggregate of 14,700 shares of Common Stock owned by him. All such shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. Davis and were purchased with his personal funds."
















                        Page 5 of 13 Pages

Item 4.   PURPOSE OF TRANSACTION.

          The information set forth in Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of CBES. Based on Mr. Davis' review of CBES's December quarterly results, Mr. and Mrs. Davis now believe that CBES must implement several measures to enhance shareholder value. Such measures along with Mr. Davis' concerns regarding CBES's recent financial performance are discussed in his February 12, 1997 letter to each member of its Board of Directors. A copy of Mr. Davis' letter to Robert E. McCrorey, Chairman of CBES's Board of Directors, is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis shares his concern that CBES's expenses, as a percentage of assets, are at the highest level of the past three quarters at 2.79%. This is up from 2.50% at the end of the September, 1996 quarter and 2.57% at the end of the June, 1996 quarter.

          Mr. Davis believes that CBES must reduce expenses in order to improve the price of the Common Stock, which at $15.50 per share is fully priced to CBES's earnings rate ($1.20 per year) at 12.9 PE ratio. At this ratio and with the Common Stock trading at 92% of book value, Mr. Davis believes that the price of the Common Stock has no cause to rise further. However a reduction in expenses should improve the price of the Common Stock to about $18.00 per share. Such a price can be achieved by reducing expenses to provide for annualized earnings of $1.50 per share ($385,000 net per quarter).

          In addition to its high level of expenses, CBES maintains an excessive capital ratio of 18.9%. Mr. Davis believes that such excess capital should be used by CBES to improve the value of its shareholders' investment by i) implementing a share repurchase (up to 100% of book), ii) declaring a large regular dividend, and iii) declaring some type of large special dividend (tax-free or taxable). These measures will also improve CBES's poor ROE.

          Mr. Davis plans to engage in further communications and discussions with CBES's Board of Directors, and management regarding the matters discussed in his letter.




                        Page 6 of 13 Pages

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the following Paragraphs
(a) through (e) of Item 5 is hereby amended and restated in its entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 97,200 shares, representing 9.48 percent of the outstanding shares of Common Stock based on 1,024,958 shares of Common Stock disclosed by CBES as outstanding on February 10, 1997. All such shares are held in the name of Mr. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 97,200 shares of Common Stock owned by him.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 97,200 shares of Common Stock owned by Mr. Davis.

          (c) A description of all transactions in the shares of Common Stock which have been effected by Mr. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."









                        Page 7 of 13 Pages

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of CBES."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 was disclosed in Item 7 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

          B. The information in Item 7 is hereby supplemented by the addition of the following:

          "2.  Letter dated February 12, 1997 from Jerome H.
     Davis to Robert E. McCrorey, Chairman of the Board of
     Directors of CBES. Identical letters were also sent all of CBES's other directors."





















                       Page 8 of 13 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    2/13/97        Jerome H. Davis
                      Date           (Signature)

                    2/13/97        Susan B. Davis
                      Date           (Signature)








































                       Page 9 of 13 Pages

                           Schedule A
          Information with Respect to Transactions in the
                 Common Stock of CBES Bancorp, Inc.
               by Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

1.  9/27/96     10,000         $10.00           CBES     *<F4>
                                                Ban-
                                                corp,
                                                Inc.

2.  9/30/96      5,000          12.625          OTC      **<F5>

3.  9/30/96     10,000          12.625          OTC      **<F5>

4.  9/30/96      7,500          12.625          OTC      **<F5>

5.  9/30/96     15,000          12.6875         OTC      **<F5>

6.  9/30/96     10,000          12.625          OTC      **<F5>

7.  10/1/96     10,000          12.50           PT       ***<F6>

8.  10/1/96     10,000          12.50           PT       ***<F6>

9.  10/1/96      5,000          12.50           PT       ***<F6>
__________________________________

<F4>
* Purchased directly from CBES Bancorp, Inc. in an initial public offering pursuant to a stock subscription.
(/FN>

<F5>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr.
     and/or Mrs. Davis.

<F6>
***  Purchased directly from a shareholder of CBES Bancorp, Inc.
     in a private transaction ("PT").
</FN

                        Page 10 of 13 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

10.  1/13/97       400         $14.375          OTC      **<F5>

11.  1/16/97     2,000          14.75           OTC      **<F5>

12.  1/28/97     1,500          15.125          OTC      **<F5>

13.  2/3/97      5,800          15.50           OTC      **<F5>

14.  2/10/97     5,000          15.375          OTC      **<F5>














__________________________________

<F5>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

          The transactions listed in Nos. 10 through 14 of Schedule A have not been previously reported.





                        Page 11 of 13 Pages